Taubman Centers, Inc.	T 248.258.6800
200 East Long Lake Road	www.taubman.com
Suite 300
Bloomfield Hills, Michigan
48304-2324

Via EDGAR

May 8, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel L. Gordon

Re:    Taubman Centers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-11530

Dear Mr. Gordon:
We refer to your letter dated April 26, 2012, in which you provided comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Taubman Centers, Inc. (the “Company”) with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2011 filed on February 24, 2012 (the “2011 Form 10-K”). This letter responds to the staff's comments as indicated below. For convenience of reference, each staff comment contained in your April 26, 2012 comment letter is reprinted below in bold italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Reconciliation of Net Income (Loss) Attributable to Taubman Centers, Inc. Common Shareowners to Funds from Operations and Adjusted Funds from Operations, page 45

1. We note that the gain on extinguishment of debt related to the dispositions of The Pier Shops and Regency Square has been not been [sic] excluded from FFO. Please tell us how this is consistent with the definition, which states that gains (or losses) from extraordinary items and sales of properties should be excluded from net income to arrive at FFO.

Response
The Company believes its presentation is consistent with the National Association of Real Estate Investment Trusts' (NAREIT) definition of FFO, because the gains on the extinguishment of The Pier Shops' and Regency Square's debt obligations do not represent either gains from extraordinary items or sales of the properties.

ASC 225-20-20 states that to be classified as an extraordinary item, the event or transaction must be both “(1) unusual in nature and (2) infrequent in occurrence.” The Company understands the FASB's general expectation that application of these criteria “seldom, if ever” should result in the classification of debt extinguishments as extraordinary items (FAS 145 para A4 content not codified -basis for conclusions).

The Company does not believe that The Pier Shops and Regency Square extinguishments meet the criteria to be considered extraordinary, and they have not been classified as such.

The Pier Shops and Regency Square were transferred to their respective lenders in full settlement of the nonrecourse debt obligations encumbering the properties and therefore were not disposed of through sale. In 2009, the Company had recognized impairment charges on the properties and wrote them down to their fair values, following the guidance in ASC 360-10. Consistent with FAS 144 (para. B34, content not codified - basis for conclusions), the Company considered the original asset impairments and the eventual debt extinguishments as separate events, each to be recognized in the periods in which they occurred. As a result of the recent impairments, the carrying values of the properties on their transfer dates were considered to approximate fair value. The differences between the obligations extinguished in 2011 and the carrying amounts of the properties were then considered to be gains on debt extinguishment and were classified as such.

2. We note your presentation of AFFO in 2011 and 2009. To the extent that this measure is presented in future filings, please disclose the reasons management believes presentation of AFFO is useful to investors in accordance with Item 10(e)(1)(i) of Regulation S-K.

Response
The Company's presentation of Adjusted Funds from Operations (AFFO) on pages 45 and 46 was preceded by a discussion of the “Use of Non-GAAP Measures” on page 38, which the Company believes complies with the requirements of Item 10(e)(1)(i) of Regulation S-K. However, in future filings in which the Company presents AFFO, the Company will modify this disclosure to clarify why AFFO is useful to investors, with anticipated additions italicized below.

We may also present adjusted versions of NOI, Beneficial Interest in EBITDA, and FFO when used by management to evaluate our operating performance when certain significant items have impacted our results that affect comparability with prior or future periods due to the nature or amounts of these items. In addition to the reasons noted above for each measure [referencing the use and utility for the unadjusted measures], we believe the presentation of AFFO and the disclosure of the adjusted items is similarly useful to investors and others to understand management's views on comparability of such measures between periods.

Reconciliation of Net Income (Loss) to Beneficial Interest in EBITDA, page 47

3. Please tell us why you have excluded gains on extinguishment of debt from Beneficial interest in EBITDA.

Response
The Company's supplemental earnings measure Beneficial Interest in EBITDA is defined on page 38 as the Company's “share of the earnings before interest, income taxes and depreciation and amortization of our consolidated and unconsolidated businesses”. This definition is accompanied by disclosure stating that the Company believes the measure is useful in evaluating the performance of properties on a basis unaffected by capital structure. Since, as noted in the Company's response to comment 1, the Company believes debt extinguishment gains or losses do not qualify as extraordinary items, the Company has historically recognized such items within interest expense or as a separate line-item next to interest expense when the amounts of such gains or losses have been significant. Considering these presentation decisions, the fact that the extinguishment gains were a result of capital structure, and the use and utility disclosures, the Company concluded that it was reasonable and consistent to exclude the gains on debt extinguishment from Beneficial Interest in EBITDA.

Reconciliation of Net Income (Loss) to Net Operating Income, page 48

4. We note that you have further adjusted NOI at comparable centers to exclude lease cancellation income. To the extent that this non-GAAP measure is presented in future filings, please describe its usefulness in accordance with Item 10(e)(1)(i) of Regulation S-K.

Response
The Company's presentation of NOI excluding lease cancellation on page 48 is preceded by a discussion of the “Use of Non-GAAP Measures” on page 38, which the Company believes complies with the requirements of Item 10(e)(1)(i) of Regulation S-K. The first paragraph contains the following disclosure:

We also use NOI excluding lease cancellation income as an alternative measure because this income may vary significantly from period to period, which can affect comparability and trend analysis. For our stabilized portfolio basis, we generally provide separate projections for expected NOI growth and our lease cancellation income.

While the Company believes this disclosure complies with the referenced Regulation S-K requirements, it will include in future filings a cross-reference to the page on which the required disclosures are provided.

Note 9 - Noncontrolling Interests, page 92

Redeemable Noncontrolling Interests, page 92

5. Please tell us and disclose in future filings how you determined the carrying value of the Asia President's noncontrolling interest in Taubman Asia and your joint venture partner's noncontrolling interest in the entity formed to develop outlet shopping centers, respectively.

Response
The Company calculates the carrying values of its redeemable noncontrolling interests, including those in Taubman Asia and the entity formed to develop outlet shopping centers, as the greater of their (1) redemption values or (2) carrying values. The Company believes this is consistent with the guidance in ASC 480-10-S99-3A.
Prior to any consideration of redemption values, as of the end of each period the Company computes the carrying values of the redeemable noncontrolling interests pursuant to ASC 810-10. That is, the Company adjusts their recorded amounts for income (loss) attributed to the noncontrolling interests and any contributions received. (There have not yet been any distributions from these businesses.) As of December 31, 2011, the ASC 810-10 carrying amounts of the noncontrolling interests in the Taubman Asia and outlet center entities were zero, with cumulative losses allocated to these interests offsetting contributions made.
As of December 31, 2011, the redemption values under ASC 480-10-S99-3A were determined to be zero and therefore no upward adjustments to the ASC 810-10 carrying values were required. In determining the ASC 480-10-S-99-3A redemption values, the Company considered factors that would ultimately be indicative of the redeemable noncontrolling interests having value under the specific redemption provisions of the ownership agreements. As of December 31, 2011, these considerations included the fact that neither the Taubman Asia business nor the outlet venture owned any direct or indirect interests in real estate projects. Also, as described more fully in Note 9 “Noncontrolling Interests” (page 92), the Company has preferred investments in Taubman Asia and the outlet venture as a result of the noncontrolling interests not funding capital commensurate with their ownership.
Note 1 “Summary of Significant Accounting Policies - Noncontrolling Interests” (page 79) discloses the existence of the redeemable noncontrolling interests and the accounting policy for recording such interests at the greater of the redemption value or carrying value, while Note 9 provides additional disclosure about the redemption provisions. The Company suggests that in the future, to the extent there are any material adjustments for the excess of ASC 480-10-S99-3A redemption values over the ASC 810-10 carrying values, it will provide additional disclosure as to how the adjusted carrying values were determined.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional comments or questions, please contact the undersigned at (248) 258-7610, or email lpayne@taubman.com, cc: rhogrebe@taubman.com.

Very truly yours,

/s/ Lisa A. Payne___________________________
Lisa A. Payne
Vice Chairman and Chief Financial Officer

cc:    Ms. Kristi Marrone
Mr. Donald J. Kunz, Esq., Honigman Miller Schwartz and Cohn LLP
Mr. Michael S. Ben, Esq., Honigman Miller Schwartz and Cohn LLP